UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission file number: 001-41516

TH International Limited

2501 Central Plaza 227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EXPLANATORY NOTE

Issuance of Senior Secured Convertible Notes and Amendment to existing Convertible Notes

On October 31, 2025, TH International Limited (“Tims China” or the “Company”), announced that it has entered into a definitive agreement for the issuance of Senior Secured Convertible Notes and amendment to the existing 2024 unsecured convertible notes of the Company. The transaction has been approved by the board of directors of the Company. The transaction is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including required regulatory approvals in China.

New Senior Secured Convertible Notes

The Company has entered into agreements providing for the issuance of senior secured convertible notes due September 2029 (the “Notes”) in an aggregate principal amount of approximately US$89.9 million. The Company will use part of the proceeds from the issuance of the Notes for the repurchase of all outstanding amount due under its variable rate convertible senior notes due 2026.

Interest Rate, Conversion Price and Maturity Date

The Notes will bear an interest rate at compounded SOFR plus 8.0% for the relevant interest period, which the Company may choose at its sole discretion to pay interest in kind in the form of additional Notes to their outstanding principal amount. The Notes will mature on September 30, 2029. The Notes may be convertible directly into newly issued ordinary shares of Tims China at a price of US$2.7822 per share, which is based on 110% of the volume-weighted average share price (“VWAP”) for the five trading days immediately prior to the signing of the transaction.

Security and covenants

The Notes will be secured by (i) a Share Charge over 100% of the Company’s equity interests in TH Hong Kong International Limited, a wholly-owned subsidiary of the Company and (ii) a debenture over all of the Company’s assets. The Notes contains covenants to restrict the Company’s ability to incur debt, make investments, provide security, enter into affiliates transactions, among others, subject to customary exceptions.

Extension and Alignment of 2024 Convertible Notes

THRI and Cartesian Capital Group have also agreed to, concurrently with the issuance of the new senior secured convertible notes due 2029, extend the maturity of their 2024 unsecured convertible notes from June 2027 to September 2029. The conversion price of these notes will be re-struck to match the conversion price of the new senior secured convertible notes.

THRI, the Company and its subsidiaries in Hong Kong and China have also entered into a Third Amendment to the Amended and Restated Master Development Agreement, the HK Amended and Restated Company Franchise Agreement and the PRC Amended and Restated Company Franchise Agreement to amend certain provisions, including those relating to the administration of the advertising fund and the development plans.

The issuance of the securities under such transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and in an offshore transaction in reliance upon Regulation S under the Securities Act.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Convertible Note Purchase Agreement
10.2	Third Amendment to the Amended and Restated Master Development Agreement and Second Amendment to the Amended and Restated Company Franchise Agreements
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: October 31, 2025

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